SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X   Form 40-F
                                        ---            ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No  X
                                    ---       ---

                                     [LOGO]


--------------------------------------------------------------------------------


                          TELE NORDESTE CELULAR CALLS
                         SPECIAL SHAREHOLDERS' MEETING



--------------------------------------------------------------------------------

Recife, December 5, 2002, - Tele Nordeste Celular Participacoes S.A. (NYSE: TND,
BOVESPA: TNEP3; TNEP4), the holding company controlling the operating companies serving Band A cellular telecommunications customers in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the brand name TIM, published today a notice to call a Special Shareholders' meeting on December 20, 2002. The document is as follows:

                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ/MF 02.558.156/0001-18
                               NIRE 26.3.0001109-3

                                   CALL NOTICE

                          SPECIAL SHAREHOLDERS' MEETING

The shareholders of Tele Nordeste Celular Participacoes S.A. ("Company") are hereby invited to attend the General Shareholders' Meeting of the Company, to be held, at 11:30 a.m., December 20, 2002, at the head offices of the Company, in the city of Recife, State of Pernambuco, at Av. Conde da Boa Vista, 800, 2(0) andar - Boa Vista, to discuss the following agenda: a) Election of member of the Board of Directors, in replacement, due to resign.

Note: i) according sole paragraph, article 15 of the Bylaws, the holders of book-entry shares or shares in custody who wish to attend the Shareholders' Meetings, must deposit up to two (02) business days before the respective Meeting, at the Company's headquarters, in addition to their Identity Card and respective proxy/power of attorney, if applicable, evidence/statement issued by the depositary financial institution/trustee; ii) the documents related to the Shareholders' Meeting will be available to the shareholders at the Company's head offices, on the publish of this announcement.

                           Recife, December 04, 2002.


                                 Elis Bontempeli
                       Chairman of the Board of Directors



For further information:
Walmir Urbano Kesseli
(55-81) 3216-2592 Polyana Maciel (55-81) 3216.2593
polyana.maciel@timnordeste.com.br Leonardo Wanderley (55-81)3216.2594 Leonardo.Wanderley@timnordeste.com.br Homepage: www.timnordeste.com.br

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.

Date:    December 5, 2002

                                        By: /s/   WALMIR URBANO KESSELI
                                           -------------------------------------
                                           Name:   Walmir Urbano Kesseli
                                          Title:   Chief Financial Officer